Exhibit 3.1

State of Delaware of State
Division Corporations
Delivered. 10:30 03/24/2008 FILED 10:30
03/24/2008SRV 080353193 -4018393
Certificate of Amendment to the
Certificate of Incorporation of CS Financing Corporation

CS Financing Corporation ("Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That in accordance with the requirements of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of Corporation, at a duly held meeting of the Board of Directors on February 27,2008, duly approved the following resolution amending the Certificate of Incorporation to change the authorized shares of Common Stock to 3,000 shares:

"NOW RESOLVED, that the Board of Directors ("Board") of CSF authorizes an amendment to CSF's Certificate of Incorporation to reduce the number of authorized shares from 1,000,000 to 3,000.

FURTHER RESOLVED, that Article IV of the Certificate of Incorporation is hereby amended to read as follows:

Article IV The total number of shares which the Corporation shall have the authority to issue is three thousand shares of common stock, each of which shall have a par value of $0.01 per share (the "Common Stock").

SECOND: That in accordance with the requirements of Section 242 and 222 of the General Corporation law of the State of Delaware, the holders of all the outstanding shares of Corporation, acting by Unanimous Written Consent, have consented and approved the amendment of the Certificate of Incorporation to change the authorized shares of Common Stock to 3,000 shares.

IN WITNESS WHEREOF, CS Financing Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be duly executed in accordance with section 103 of the General Corporation Law of the State Delaware on this 20th day of March 2008.

/s/ Timothy Redpath
Chief Executive Officer and Secretary